EXHIBIT 21.0

LIST OF SUBSIDIARIES

Supertel Hospitality, Inc. owns, directly or indirectly, 100% of the voting securities, partnership interests or limited liability company interests of the entities listed below (unless otherwise indicated).

Subsidiary	Jurisdiction of Incorporation
Supertel Hospitality REIT Trust	Maryland

E&P REIT Trust	Maryland

TRS Leasing, Inc.	Virginia

Supertel Hospitality Management, Inc.	Maryland

Supertel Limited Partnership (SLP) (96%)	Virginia

E&P Financing Limited Partnership	Maryland

Solomons GP, LLC (SGLLC) (100% owned by SLP)	Delaware

Solomons Beacon Inn Limited Partnership (1%; 99% owned by SGLLC)	Maryland

TRS Subsidiary, LLC	Delaware

SPPR Holdings, Inc.	Delaware

SPPR – Hotels, LLC (1%; 99% owned by SLP)	Delaware

SPPR – South Bend, LLC (100% owned by SLP)	Delaware

SPPR TRS Subsidiary, LLC	Delaware